03032095

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

September 8, 2002

SEC MAIL RECEIVED PROCESSING SECTION
SEP 17 2003
WASH. D.C.

Re: REpower Systems AG
Commission File No.: 82-34654

Ladies and Gentlemen:

Pursuant to our Rule 12g3-2(b) exemption under the U.S. Securities Exchange Act of 1934, as amended, we are hereby furnishing a press release on our new management board member which we published.

Should you have any questions, please feel free to contact Isabelle von Grone at 0049-40539307-23 at your convenience.

Sincerely,

Isabelle von Grone

PROCESSED
SEP 26 2003
THOMSON FINANCIAL

9/22

Enclosures

PRESS RELEASE

REpower Systems AG: Thomas Franck new Managing Board member for domestic and foreign distribution

Hamburg, September 4, 2003. Thomas Franck is the new Managing Board member for domestic and foreign distribution at REpower Systems AG (TecDAX, SIN 617703). He was appointed to the company's Managing Board with immediate effect at yesterday's regular meeting of the Supervisory Board. The 47-year old will initially focus on expanding the company's foreign sales. Managing Board member Hugo Denker, 58, will leave the company by mutual consent on December 31, 2003. The Supervisory Board and Managing Board would like to thank Mr. Denker for his outstanding contribution to the establishment and successful development of the REpower Systems Group.

Thomas Franck is 47 years old and a native of Luxembourg. A graduate engineer, he studied mechanical engineering at ETH Zurich and obtained a Master of Business Administration from INSEAD Business School in Fontainebleau, France.

Franck has worked in a number of positions for companies in Luxembourg, Switzerland, Japan and France since 1985. Previous stages in his career included the Japanese-Swiss joint venture AMMAN YANMAR S.A., where he was managing director for ten years, LONZA AG, Switzerland and ARBED S.A., Luxembourg. Most recently, Franck was the manager of Luxembourg company MUNHOWEN. "With Thomas Franck, we have attracted an experienced international manager who will use his expertise to drive forward our foreign sales activities in particular", said Prof. Fritz Vahrenholt, Chairman of the Managing Board of REpower Systems AG.

About REpower:

REpower Systems AG is operating in the future market wind energy. The spectrum of capabilities covers development, licensing, production and distribution of wind turbines; the group's activities are rounded out by an extensive after-sales service. REpower also has a subsidiary in the project development and operation of wind turbines, Denker & Wulf AG. REpower has total competence in the wind energy through its presence at the fundamental elements of the value chain. With its headquarters in Hamburg, the company currently has more than 450 employees. The group has gained experience through the installation of more than 850 wind turbines worldwide. These high quality turbines are developed at the research and development division in Rendsburg and are assembled at the facilities in Husum (Nordfriesland) and Trampe (Brandenburg). The company, which is expanding internationally, is represented by subsidiaries in Australia, Greece, France and Spain, among others.

Contacts:

REpower Systems AG

Bettina Linden
Corporate Communications &
Public Relations
phone:+49 – 40 – 53 93 07– 14
fax: +49 – 40 – 53 93 07– 37
E-mail: b.linden@repower.de

Isabelle von Grone
Investor Relations
phone:+49 – 40 – 53 93 07– 23
fax: +49 – 40 – 53 93 07– 77
E-mail: i.grone@repower.de

*formerly: Isabelle von Wrede

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

September 8, 2002

Re: REpower Systems AG
Commission File No.: 82-34654

Ladies and Gentlemen:

Pursuant to our Rule 12g3-2(b) exemption under the U.S. Securities Exchange Act of 1934, as amended, we are hereby furnishing a press release as well as our quarterly report on our halfyear results which we published.

Should you have any questions, please feel free to contact Isabelle von Grone at 0049-40539307-23 at your convenience.

Sincerely,

Isabelle von Grone

Enclosures

PRESS RELEASE

Slight rise in total revenue; H1 2003 EBIT totals EUR-2.8 million Clear growth in market share Outlook for year as a whole more cautious

Hamburg, August 28, 2003. REpower Systems AG (TecDAX, WKN 617703), a wind energy industry leader, recorded total revenue of EUR 78.4 million in the first half of 2003, as against EUR 75.3 million in 2002. This represents an increase of four percent. EBIT in the first half of 2003 totaled EUR-2.8 million after EUR-0.6 million in the same period of 2002 due to seasonally low total revenue. At 264.5 megawatts as of June 30, 2003, booked business remained at a high level (prior-year figure: 250.5 megawatts). Despite the positive booked business recorded, the outlook for the year as a whole is more muted as a result of project postponements.

In the first half of 2003, 44 wind turbines were installed in Germany and delivered to Japan. This represents an installed rated output of 67.0 megawatts compared with 48 turbines installed and a rated output of 67.1 megawatts in the first half of 2002. Due to seasonal fluctuations in the wind industry, sales in the first half of the year regularly account for less than one third of annual revenue. As a result of project postponements, the growth in total rated output was significantly below original planning. Nonetheless, this total rated output enabled REpower Systems AG to significantly increase its market share from 6.2 percent (H1 2002) to 7.3 percent in the first half of 2003, making it the fourth-largest manufacturer of wind turbines in Germany.

In the first half of 2003, EBIT was still negative at EUR-2.8 million after EUR-0.6 million in the first half of 2002. This negative EBIT figure is due on the one hand to the fact that total revenue was still low in H1, and to the EUR 3.3 million rise in staff costs associated with the projected increase in revenue in the course of the year on the other.

The net loss in the first half of 2003 amounted to EUR-2.2 million, compared with a net loss of EUR-0.7 million in the first half of 2002. Earnings per share totaled EUR-0.41 after EUR-0.15.

As of the end of June 2003, booked business included purchase agreements for 158 wind turbines with a total rated output of 264.5 megawatts. This corresponds to a volume of around EUR 225.0 million. Purchase agreements for 62 turbines with a volume of EUR 80.0 million were concluded in the first half of 2003. A comparison with the order figures for the end of June 2002 (154 wind turbines and 250.5 megawatts and a volume of EUR 211.8 million) reveals that orders have remained virtually unchanged at the same high level. The Group's consolidated associate Denker & Wulf AG has implemented projects with a total of seven wind turbines and 10.5 megawatts so far in 2003; a further 70 turbines entailing around 105 megawatts are planned for 2003.

The Company has now adopted a more muted outlook for the year as a whole due to a number of project postponements. CFO Jens-Peter Stöhr said: "We are working hard to achieve our ambitious growth and earnings targets it set at the beginning of the year, which are still attainable under optimal conditions. However, given the postponements in the course of the year and increasingly difficult conditions in the industry, we are assuming a more cautious outlook for the year: In line with this, we are forecasting total revenue of EUR 290 million (2002: EUR 251 million) and EBIT of EUR 25.0 million. On this basis, earnings per share will amount to around EUR 2.60." He continued, "Given the lower total revenue we will not be able to achieve a double-digit EBIT margin."

REpower Systems AG is well positioned for the future overall, given the positive developments in its booked business and its growing market share. In particular, the entry into foreign markets will make a key contribution to growth in 2004. "We expect once again to achieve growth in excess of the industry average in 2004, and to achieve an above-average EBIT margin compared with the industry as a whole in the next fiscal year," CEO Prof. Fritz Vahrenholt commented on the Company's medium-term prospects. In view of these developments, the Managing Board of REpower Systems AG believes that the preconditions for continuing its dividend payments will be met.

Notes
Key figures for the REpower Systems Group

Key figures for Group in accordance with IFRSs	Consolidated Jan. 1, 2003 – Jun. 30, 2003	Consolidated Jan. 1, 2002 – Jun. 30, 2002
Revenue in € thousands	77,781.6	73,218.5
Total revenue in € thousands	78,413.5	75,346.2
Loss from operations in € thousands	-2,751.8	-599.8
Result before income taxes and minority interest in € thousands	-2,696.7	-817.6
Result before minority interest in € thousands	-2,028.8	-546.8
Net loss in € thousands	-2,239.2	-664.5

Key figures for Group in accordance with IFRSs		Jun. 30, 2003
Total assets in € thousands		173,706.3
Shareholders' equity in € thousands		103,115.9
Equity ratio in %		59.4
Number of no-par value shares* (€1)		5,399,065
Earnings per share in €		-0.41
Closing price Xetra on Jun. 30, 2003 in €		20.66

* Weighted average

Customer orders processed by the REpower Systems Group by quarter for 2001 and 2002

Quarter	QI	Q II	QIII	QIV	Total
No. of turbines in 2001	16	22	25	56	119
MW in 2001	15.45	15.20	25.80	67.30	123.75
No. of turbines in 2002	9	42	34	73	158
MW in 2002	13.50	58.10	50.10	105.30	227.00

Installed wind turbine models for H1 2003 and H1 2002

	H I 2003		H I 2002	
	Jan. 1. – Jun. 30		Jan. 1. – Jun. 30	
Wind turbine model	No.	MW	No.	MW
MM 82	1	2.0		
MM 70	5	10.0	1	2.0
MD 70/77	34	51.0	41	61.5
57/1000	4	4.0		
48/600			6	3.6
	44	**67.0**	**48**	**67.1**

The following table shows the REpower Systems Group's booked business as of June 30, 2003 and June 30, 2002:

	Jun. 30, 2003		Jun. 30, 2002	
Wind turbine model	Number of wind turbines	Total capacity in MW	Wind turbine model	Number of wind turbines
MM 82	8	16.0		
MM 70	52	104.0	50	100.0
MD 70/77	93	139.5	93	139.5
57/1000	5	5.0	11	11.0
	158	**264.5**	**154**	**250.0**

About REpower:
REpower Systems AG is operating in the future market wind energy. The spectrum of capabilities covers development, licensing, production and distribution of wind turbines; the group's activities are rounded out by an extensive after-sales service. REpower also has a subsidiary in the project development and operation of wind turbines, Denker & Wulf AG. REpower has total competence in the wind energy through its presence at the fundamental elements of the value chain. With its headquarters in Hamburg, the company currently has more than 450 employees. The group has gained experience through the installation of more than 850 wind turbines worldwide. These high quality turbines are developed at the research and development division in Rendsburg and are assembled at the facilities in Husum (Nordfriesland) and Trampe (Brandenburg). The company, which is expanding internationally, is represented by subsidiaries in Australia, Greece, France and Spain, among others.

Contacts:

REpower Systems AG

Bettina Linden
Corporate Communications &
Public Relations
phone:+49 – 40 – 53 93 07– 14
fax: +49 – 40 – 53 93 07– 37
E-mail: b.linden@repower.de

Isabelle von Grone
Investor Relations
phone:+49 – 40 – 53 93 07– 23
fax: +49 – 40 – 53 93 07– 77
E-mail: i.grone@repower.de

*formerly: Isabelle von Wrede

Publication of the H1 results will be accompanied by a conference call for analysts and journalists. You can listed to a recording of this conference call by dialing +49-69-92053444 between 11.00 p.m. (CET) on August 28, 2003 and August 29, 2003.

Interim Report

First Half-year 2003



Dear Shareholders,

2003 is the first year in a decade in which the number of wind turbines installed in Germany is declining. However, this is affecting REpower Systems AG less than the industry as a whole, as can be seen from the growth in our market share to 7.3 percent (REpower is now the fourth-largest manufacturer of wind turbines in Germany). Nonetheless, we did not fully escape the impact of the difficulties in the sector. Due to a number of project postponements in Q2 2003, our H1 2003 rated output of 67.0 megawatts remained flat as against the previous year.



Despite the many negative reports coming from the wind energy sector, REpower Systems AG's business developed positively in many areas. Particularly noteworthy was the successful launch of our second 2-megawatt turbine - the REpower MM82, which has been designed for use at less windy sites. Two MM82 prototypes have now been erected at sites in Grevenbroich, North Rhine-Westphalia, and Kaiser-Wilhelm-Koog (beginning of July 2003) on the Schleswig-Holstein coast. We also reached key milestones in the development of our ambitious REpower 5M offshore turbine project in H1 2003, and we are optimistic that the prototype will be erected in spring 2004. Booked business also developed well, remaining at the high level recorded for the prior-year period, despite the high installation figures for the past year. This not only reflects strong ongoing customer interest, but also shows that our products have interesting technology to offer the relatively mature German market. We have also established a good starting position for further developing our business relations in Asia with the delivery of three turbines to Japan and the development of a 60 Hz version of our MD turbine type for international markets.

The ongoing political discussion surrounding the amendment of the Erneuerbare-Energie-Gesetz (EEG - German Renewable Energies Act) continued to dominate the first half of 2003. The changes proposed in the ministerial draft prepared by the Bundesumweltministerium (German Federal Ministry for the Environment) provide a sound basis for further growth in the coming years. We feel that the cuts in rates for inland sites proposed in the draft are justifiable. In particular, REpower expects to benefit from the improvements in the amount of support provided for offshore sites located further out to sea in deeper waters, and the length of time for which this support will be provided. Sites such as these require large turbines with a rated output of four to five megawatts. Against this background, with its rated output of five megawatts, our REpower 5M offers an additional competitive edge for these sites.

At EUR 78.4 million in H1 2003, total revenue was up slightly (4 percent) on the EUR 75.3 million recorded in H1 2002. EBIT declined from EUR -0.6 million in H1 2002 to EUR -2.8 million, largely as a result of the higher cost structures required for growth in H2 2003. As already announced, our growth will be seen in the seasonally stronger second half of the fiscal year.

Overall, however, our outlook for the year as a whole is now more muted. This is due to the ongoing economic downturn which is making customers, banks, and insurance companies less willing to make investments and take risks. As the number of installed turbines and projects to date has been less than originally expected, the REpower Systems Group has now adopted a more cautious outlook for the current fiscal year 2003. REpower is working hard to achieve the ambitious growth and earnings targets it set at the beginning of the year, which are still attainable under optimal conditions. However, given the postponements in the course of the year and increasingly difficult conditions in the industry, we have now adopted a more cautious outlook for the year as a whole. In line with this, we are forecasting total revenue of EUR 290.0 million and EBIT of EUR 25.0 million. In light of the goals we have set ourselves for fiscal 2003, the Managing Board of REpower Systems AG believes that the preconditions for continuing our dividend policy will be met. This will allow our shareholders share in REpower Systems AG's successes.

Overall, given the positive developments in booked business and our growing market share, we feel that we are well positioned for the coming years despite the difficult industry environment. We hope that you will continue to support us

Sincerely,

Market environment

Developments in Germany

In the first half of 2003, 536 new wind turbines with a rated output of 835.0 megawatts were installed in Germany, as against 828 wind turbines with a rated output of 1,087.7 megawatts in the record-breaking prior-year period in 2002. This corresponds to a 23.2 percent decline. In total, 14,278 wind turbines with a total rated output of 12,823.0 megawatts were connected to the German grid at the end of June 2003 – an increase of around 7 percent as against the end of 2002. The average capacity per newly installed wind turbine was 1,558.5 kilowatts, which again confirms the trend towards larger turbines. In total, the average installed capacity of all installed turbines was 898.1 kilowatts.

Full-year estimates for 2003 predict a newly installed capacity of between 2,500.0 and 2,700.0 megawatts, as against a newly installed total rated output of 3,168.0 megawatts in fiscal 2002.

The majority of wind turbine manufacturers saw their share of the German market share decline in H1 2003. The Danish wind turbine manufacturer Vestas Windsystems A/S (26.1 percent) and REpower Systems AG (7.3 percent) were the only two companies to expand their market share (press information from the Bundesverband Windenergie/Verband deutscher Maschinen- und Anlagenbauer (German Wind Energy Association/German Machinery and Plant Manufacturers' Association) dated July 15, 2003).

Unfortunately, unfavourable wind conditions in Germany in H1 2003 are resulting in lower wind energy production for turbine operators. According to information from the IWR (the International Economic Forum for Renewable Energies), wind electricity generation in Germany in the first five months of 2003 was down significantly on the normal values for the last ten years. Among other things, this sparked an ongoing discussion in the media on how attractive investment wind energy funds are for investors. Together with the reluctance to invest and take risks on the part of customers, banks, and insurance companies, this situation did not exactly boost sales of wind turbines in Germany.

International developments

At present, no installation figures are available for the current year 2003. The international forecast in the BTM Consult ApS report published in March 2003 assumes a global newly installed rated output of 8,965.0 megawatts for 2003. This would mean that a total rated output of 41,002.0 megawatts would be installed by the end of the year. 6,200.0 megawatts of this is expected to be installed in Europe, 1,650.0 megawatts in America and 470.0 megawatts in Southeast Asia, while the rest of the world will contribute 645.0 megawatts.

Further forecasts indicate that offshore installed output will contribute 4.6 percent to projected capacity in 2003. The leading European countries in this field are Denmark with 160 megawatts, the United Kingdom with 60 megawatts, and Sweden with 40 megawatts. According to the Company's estimates, Germany is no longer expected to install any offshore output in 2003.

Key figures for the REpower Systems Group

Key figures for Group in accordance with IAS	April 1, 2003 -June 30, 2003	April 1, 2002 -June 30, 2002	Jan. 1, 2003 -June 30, 2003
Revenue in EUR thousands	44,828.1	50,514.9	77,781.6
Total revenue in EUR thousands	41,995.8	53,795.3	78,413.5
Loss/profit from operations in EUR thousands	-1,554.1	2,569.3	-2,751.8
Result before income taxes and minority interest in EUR thousands	-1,413.1	2,689.7	-2,696.7
Result before minority interest in EUR thousands	-1,108.7	1,577.2	-2,028.8
Net profit/loss in EUR thousands	-1,144.2	1,562.0	-2,239.2

	June 30, 2003
Total assets in EUR thousands	173,706.3
Shareholders' equity in EUR thousands	103,115.9
Equity ratio in %	59.4
Number of no-par value shares* (EUR 1)	5,399,065
Earnings per share in EUR	-0.41
Xetra closing price on June 30, 2003 in EUR	20.66

* *Weighted average*

Business development

Total revenue development

Including the financial data from consolidated associates, and in particular from Denker & Wulf AG, the REpower Systems Group generated consolidated total revenue of EUR 78.4 million, compared to EUR 75.3 million in H1 2002. Due to seasonal fluctuations in the wind industry, sales in the first half of the year regularly account for less than one third of annual revenue. However, the increase in consolidated total revenue we generated is significantly below forecasts. This is due to the reluctance on the part of investors and banks to make investments, and delays in receiving approvals.

Developments in Germany

In H1 2003, the Company's operating result again mainly reflected revenue generated in Germany. Encouragingly, REpower Systems AG increased its market share in Germany from 6.2 percent in H1 2002 to 7.3 percent in H1 2003, and is now the fourth-largest manufacturer of wind turbines in the country. The trend towards larger turbines can also be seen in REpower's sales: only megawatt-class turbines were installed in H1 2003.

In addition to its ordinary marketing activities, the Company presented its new REpower MM82 turbine at the Hannover Messe trade fair in April – a key opportunity to make a large number of German and international customer contacts.



International developments
REpower Systems AG continued to internationalize its defined core markets in the period under review. The markets concerned include European countries such as France, Greece, Spain and Italy, as well as markets outside Europe such as Japan, Australia, China and Canada. In France, the headquarters of REpower joint venture Les Vents de France were relocated from Paris to Belfort and REpower Systems AG's share in Les Vents de France was increased from 50 percent to 80 percent as a result of the capital increase implemented in Q2 2003. This means that REpower is now the majority shareholder in the French joint venture.

The first REpower Systems AG wind turbine was also erected in Nova Fes in the Czech Republic in the reporting period. The turbine erected in the Erzgebirge mountains is a REpower MD70 turbine with a rated output of 1.5 megawatts. In addition, REpower was able to strengthen its project development in Greece in H1 2003 with the preparation of REpower Diekat joint venture, which was finally formed at the beginning of Q3 together with Diekat ATE – one of Greece's leading listed construction companies. The newly formed company, headquartered in Athens, will begin operating activities with effect from September 1, 2003, and will focus on the development, planning and realization of turnkey wind farms in Greece. In Diekat, a construction company formed in 1976 that provides infrastructure expertise in particular, REpower has again found a strong local partner with which it can intensify its activities on the Greek market. REpower Systems AG holds a 60 percent interest in the joint venture, and is therefore the majority shareholder.

Three turbines were also delivered to Japan in the first half of the year following an order from our Japanese partner Meidensha.

Earnings
Earnings before interest and taxes (EBIT) amounted to EUR -2.8 million in the first half of the current fiscal year, compared to EUR -0.6 million in H1 2002. This negative EBIT figure is due on the one hand to the fact that total revenue remained low in H1, and to the EUR 3.3 million rise in staff costs associated with the projected increase in revenue on the other. In addition, license earnings were down EUR 0.8 million, as expected.

Seasonal fluctuations
Wind turbine sales in Germany are subject to strong seasonal fluctuations. The following graphic depicting the number of turbines installed by the REpower Systems Group clearly shows these fluctuations in 2001 and 2002:



80
70
60
50
40
30
20
10
0
Number
2002
2001
Q I
Q II
Q III
Q IV
Quarter

Revenue and order development

The following table shows the customer orders processed by the REpower Systems Group, broken down by wind turbine model:

Wind turbine model	Q II 2003 April 1 - June 30		Q II 2002 April 1 - June 30		H1 2003 Jan. 1 - June 30		H1 2002 Jan. 1 - June 30	
	No.	MW	No.	MW	No.	MW	No.	MW
MM82	1	2.0			1	2.0		
MM70	5	10.0	1	2.0	5	10.0	1	2.0
MD70/77	20	30.0	34	51.0	34	51.0	41	61.5
57/1000					4	4.0		
48/600			6	3.6			6	3.6
	26	**42.0**	**41**	**56.6**	**44**	**67.0**	**48**	**67.1**

The table shows that the number of wind turbines fell from 48 in H1 2002 to 44 in H1 2003. This corresponds to a decline of around eight percent. The Company was unable to continue the encouraging trend of Q1 2003, as some orders have been postponed and will now be processed in H2 2003.

The installation figures include a prototype MM 82, which was installed at the test site in Grevenbroich (North Rhine-Westphalia).

The following table shows REpower Systems AG's booked business as of June 30, 2003 and June 30, 2002:

Wind turbine model	June 30, 2003 Number of wind turbines	June 30, 2003 Total capacity in MW	June 30, 2002 Number of wind turbines	June 30, 2002 Total capacity in MW
MM82	8	16.0		
MM70	52	104.0	50	100.0
MD70/77	93	139.5	93	139.5
57/1000	5	5.0	11	11.0
	158	**264.5**	**154**	**250.5**

By definition, this includes all orders signed by customers (not including Denker & Wulf AG), that are generally subject to conditions precedent. For example, booked business includes an order for 50 MM70 turbines and one for 25 MD77 turbines, which existed as of June 30, 2002. The implementation of these orders will be delayed further as a result of project postponements, although we still expect to implement these projects at a later date. In total, new purchase agreements for 62 wind turbines had been concluded as of June 30, 2003, plus a further 19 as of mid-August. In addition, Denker & Wulf AG is expecting to install a further 70 in H2 2003, after seven wind turbines in H1.

Research and development

REpower Systems AG drove forward the expansion of its product portfolio in H1 2003. One area on which REpower Systems AG's engineers and technicians - who now number around 80 - focused was completing the development of the 2-megawatt REpower MM82 wind turbine, which has an enlarged rotor diameter of 82 meters and is intended for less windy sites. Following the installation of the first MM82 prototype in May at an inland site at Grevenbroich, North Rhine-Westphalia, REpower has now installed the second turbine of this type in Kaiser-Wilhelm-Koog, on Schleswig-Holstein's North Sea coast. From the beginning of September 2003 onwards, this new turbine, which is also extremely cost-effective at low wind speeds, will be manufactured at REpower's Husum and Trampe production facilities, alongside the high-wind MM70 turbine, which is suitable for sites with high wind speeds.

The key component of the new MM82 turbine is the highly innovative pp82 rotor blade. Following its completion, the prototype of the pp82 blade was successfully tested in the reporting period. Rotor blade manufacturer Abeking & Rasmussen began series production of the blade, whose carbon fiber hybrid structure is responsible for the excellent profitability of the MM82 in the period under review.

The design and production of a 60 Hz version of its MD turbines has also provided REpower Systems AG with an attractive product for international markets in Asia and America as from H1 2003. The first turbines have already been delivered to Japan.

The development of the REpower 5M is progressing as planned. In addition to the completion of the master prototype of the 5M rotor blade, the key development phases were also completed for all the other main components in the reporting period. The primary goal was to ensure high technical availability along with innovative and economically attractive solutions. To achieve this, REpower is building on the technical design of and the know-how acquired in its proven MD and MM turbines. The REpower 5M consists of a triple-bladed rotor with electrical blade angle adjustment, an easily dismantled drivetrain with a double-bearing-mounted rotor shaft, combined planetary/spur gearing and a double-feed asynchronous generator.

At the beginning of the second quarter, Germanische Lloyd Certification GmbH (GLC) certified the quality management system implemented throughout REpower Systems AG as complying with DIN EN 9001:2000.

In addition, the development center was strengthened by the appointment of six additional employees specializing in simulations during the reporting period, among other things. This is particularly important in relation to accelerating development activities, as key questions can now be settled in advance using computer simulations.

Employees

The number of staff employed by the REpower Systems Group at the end of H1 totaled 481, as against 348 in the prior-year period. This represents a rise in the number of employees of 133, which corresponds to an increase of 38 percent. The largest increase in staff were recorded in the area of service and maintenance (36 new employees). REpower currently employs 27 trainees.

The Company thus again succeeded in attracting qualified employees as planned in Q2 2003, in line with the planned growth in business volumes in H2 2003.

REpower shares

The price of REpower Systems AG's shares fluctuated in H1 2003. Following a good start to the year and a high of EUR 28.38 on January 20, 2003, REpower AG's shares hit their all-time low of EUR 14.50 on March 14, 2003, even though the Company had not made any negative announcements. Despite the publication of the Company's annual results for fiscal 2002 on March 26, 2003, in which the Company announced that it had exceeded all its projected targets for the year as a whole, REpower's share price failed to recover. In addition to the ongoing economic slump, this could be due to the loss of investor confidence in the wind energy industry as a whole, following an increasing number of negative announcements by other companies. In the last week of April, the price of REpower shares began to rise with the shares reaching their Q2 2003 high of EUR 25.94 on May 7, 2003, shortly after REpower Systems AG's General Meeting. The share price remained at a slightly lower level over the following weeks - even after the publication of the Company's strong Q1 results on May 22, 2003. A negative trend emerged in mid-June 2003, despite the lack of any justification in the form of Company announcements. The price fell to EUR 19.42 on June 23, closing Q2 at EUR 20.66 on June 30, 2003.

Unlike the share price performance, trading volumes were extremely encouraging. After an average daily turnover of 5,662 in Q1 2003, this figure rose to around 8,480 in the last three months of H1 2003 following REpower Systems AG's admission to the TecDAX.

Investor relations activities in H1 2003 were mainly connected with the publication of our figures for fiscal 2002 and the Q1 2003 results. Following publication of the results in each case, small-scale roadshows were organized in London, France, Zurich and Basel, where a large number of REpower Systems AG's institutional investors are headquartered. Numerous meetings were also held with investors at the Company's headquarters in Hamburg. A larger event on "Offshore Installations and REpower" was also organized for wind energy industry analysts and others as part of the Hannover Messe wind trade fair on April 7, 2003. In addition, the public was kept informed of relevant new Company developments via press releases.

The second Annual General Meeting of REpower Systems AG as a listed company was held in Hamburg on May 6, 2003. 63.23 percent of the share capital was represented. Items on the agenda were passed by a large majority, i.e. over 99.5 percent. It should be noted that REpower was authorized to acquire own shares corresponding a total of EUR 540,000 of the share capital for certain defined purposes. The Annual General Meeting also resolved an employee stock option program and a dividend payment of EUR 0.60 per share.

Dividend

REpower Systems AG paid the dividend of EUR 0.60 per share in the share capital resolved by the Ordinary General Meeting on May 6, 2003 to its shareholders on May 7, 2003. The total payment amounted to EUR 3,240,718.80.

Shares and shareholdings of members of executive bodies and employees

The General Meeting of May 6, 2003 authorized the Company to acquire its own shares. The Company has not exercised this right.

Declaration of conformity with the German Corporate Governance Code

In accordance with section 161 of the Aktiengesetz (AktG - German Public Companies Act) in conjunction with section 15 of the Einführungsgesetz zum Aktiengesetz (EGAktG - Introductory Act to the German Public Companies Act), the Managing Board issued a declaration of conformity with the German Corporate Governance Code within the required period on December 23, 2002 and has made it available to shareholders on REpower Systems AG's homepage.

Outlook

As the number of installed turbines and projects to date has been less than originally expected, the REpower Systems Group has now adopted a more cautious outlook for the current fiscal year 2003. REpower is working hard to achieve the ambitious growth and earnings targets it set at the beginning of the year, which are still attainable under optimal conditions. However, given the postponements in the course of the year and increasingly difficult conditions in the industry, we have now adopted a more cautious outlook for the year as a whole. In line with this, we are forecasting total revenue of EUR 290.0 million and EBIT of EUR 25.0 million. As a result, earnings per share will amount to EUR 2.60. As the lower total revenue will also impact the Repower Systems Groups's margins, we are currently assuming that the Group will no longer be able to achieve a double-digit EBIT margin.

REpower System AG is well positioned for the future overall, given its current levels of booked business and its growing market share. In particular, our entry into foreign markets will make a key contribution to growth in 2004. The company expects once again to achieve growth in excess of the industry average in 2004, and to achieve an above-average EBIT margin compared with the industry as a whole. In view of these developments, the Managing Board of REpower Systems AG believes that the preconditions for continuing its dividend payments will be met.

Consolidated balance sheet as of June 30, 2003 in accordance with IAS

Assets (EUR thou.)	June 30, 03	Dec. 31, 02
Current assets		
Cash and cash equivalents	550.8	11,582.4
Investments in project companies	1,556.8	1,216.8
Construction contracts in progress	33,797.1	4,306.8
Trade receivables	38,268.1	88,855.9
Intragroups receivable due	1,044.1	674.0
Receivables from project companies	4,840.0	16,593.7
Inventories	53,158.2	43,134.6
Deferred tax	4,391.3	0.0
Prepaid expenses and other current assets	10,085.8	4,391.8
Total current assets	**147,692.2**	**170,756.1**
Non-current assets		
Property, plant and equipment	20,862.4	18,301.7
Intangible assets	2,039.4	2,178.8
Goodwill	1,236.1	1,477.0
Non-current financial assets	729.8	291.2
Equity-accounted investments	976.9	527.6
Long-termloans	169.4	169.4
Deferred tax assets	0.0	22.9
Total non-current assets	**26,014.1**	**22,968.6**
Total assets	**173,706.3**	**193,724.7**

Equity and Liabilities (EUR thou.)	June 30, 03	Dec. 31, 02
Current liabilities		
Short-term debt and current portion of long-term debt	20,544.1	6,140.8
Acceptance liability	1,119.4	0.0
Trade payables	13,254.7	24,103.4
Intragroup payables	0.2	16.9
Advance received from customers	653.5	1,419.8
Provisions	21,365.6	21,586.1
Deferred revenues	588.2	1,324.6
Income tax liabilities	732.1	13,021.2
Other current liabilities	1,321.2	8,247.5
Total current liabilities	**59,579.0**	**75,860.2**
Non-current liabilities		
Long-term debt, less current portion	5,900.1	6,294.8
Deferred tax liability	2,984.6	780.5
Total non-current liabilities	**8,884.7**	**7,075.3**
Minority interest	2,126.7	2,178.8
Equity		
Share capital	5,401.2	5,401.2
Share premium	79,371.2	79,385.7
Retained earnings/accumulated deficit	18,343.5	23,823.4
Total shareholders' equity	**103,115.9**	**108,610.3**
Total liabilities and shareholders' equity	**173,706.3**	**193,724.7**

Consolidated income statement (total cost (type of expenditure) format) for the period January 1, 2003 – June 30, 2003 in accordance with IAS

Income statement (EUR thou.)	April 1, 03 -Jun. 30, 03	April 1, 02 -Jun. 30, 02	Jan. 1, 03 -Jun. 30, 03	Jan. 1, 02 -Jun. 30, 02
Revenue	44,828.1	50,514.9	77,781.6	73,218.5
Changes in inventories of finished goods and work in progress	-2,832.3	3,280.4	631.9	2,127.7
Total revenue	**41,995.8**	**53,795.3**	**78,413.5**	**75,346.2**
Other operating income	536.3	46.7	1,092.6	271.7
Cost of purchased materials and services	-32,713.7	-41,372.9	-61,116.9	-57,837.4
Personnel expenses	-6,053.6	-4,203.9	-11,143.5	-7,847.6
Depreciation and amortization	-636.9	-569.6	-1,428.8	-1,041.5
Amortization (and impairment) of goodwill	-113.1	-113.1	-226.2	-226.2
Other operating expenses	-4,569.0	-5,013.2	-8,342.5	-9,265.0
Operating income / loss	**-1,554.1**	**2,569.3**	**-2,751.8**	**-599.8**
Interest income and expense	161.8	120.4	155.9	-217.8
Net expense from equity-accounted investments	-20.7	0.0	-100.8	0.0
Result before income taxes (and minority interest)	**-1,413.1**	**2,689.7**	**-2,696.7**	**-817.6**
Income tax expense	483.0	-1,099.7	871.4	294.8
Other taxes	-178.7	-12.8	-203.5	-24.0
Result before minority interest	**-1,108.7**	**1,577.2**	**-2,028.8**	**-546.8**
Minority interest	-35.6	-15.2	-210.4	-117.7
Net income / loss	**-1,144.2**	**1,562.0**	**-2,239.2**	**-664.5**
Earnings per share	-0.21	0.29	-0.41	-0.15
Weighted average shares outstanding	5,401,198	5,401,198	5,399,065	4,506,170

Consolidated cash flow statement for H1 2003

Cash flow statement (EUR thou.)	Jan. 1, 03 -June 30, 03	Jan. 1, 02 -June 30, 02
Cash flows from operating activities		
Net loss	-2,239.2	-664.5
Adjustments for:		
Minority interest	210.4	-25.0
Depreciation and amortization	1,655.0	1,267.7
Increase/decrease in provisions and accurals	-220.4	1,913.2
Gain/loss on the disposal of fixed assets	0.0	54.9
Change in net working capital	-16,204.9	-39,590.5
Net cash used in operating activities	**-16,799.1**	**-37,044.2**
Cash flows from investing activities:		
Increase/decrease of fixed assets	-4,723.4	-2,883.2
Proceeds from sale of equipment	0.0	67.0
Net cash used in investing activities	**-4,723.4**	**-2,816.2**
Cash flows from financing activities:		
Proceeds from capital increases	0.0	82,000.0
net IPO expenses	0.0	-6,651.7
dividend payment for 2002	-3,240.7	0.0
Changes from acquisition of own shares	-14.5	0.0
Dividends paid for minority interests	-262.5	0.0
Cash repayments of amounts borrowings	-394.7	-431.1
Net cash used in/from financing activities	**-3,912.4**	**74,917.5**
Net increase/decrease in cash and cash equivalents	**-25,434.9**	**35,057.1**
Cash and cash equivalents at beginning of period	5,441.6	-11,728.6
Cash and cash equivalents at end of period	**-19,993.3**	**23,328.5**
Cash	550.8	24,985.1
Short-term debt	-20,544.1	-1,656.6
Cash and cash equivalents at end of period	**-19,993.3**	**23,328.5**

Accounting policies

The accompanying consolidated interim financial statements for the period January 1, 2003 to June 30, 2003 were prepared on the basis of the local GAAP single-entity financial statements of all consolidated companies and adjusted to comply with IFRSs. The required consolidation entries were taken into account and the applicable IFRS rules regarding recognition and measurement were observed.

The standards of the IASB (International Accounting Standards Board) were already applied to the REpower Systems Group's annual financial statements as of December 31, 2002. The accounting policies applied to the consolidated financial statements for 2002 were applied unchanged to the consolidated interim financial statements as of June 30, 2003. In addition, the provisions of IAS 34 were observed in the preparation of the interim financial statements. The underlying single-entity financial statements were prepared in euros or converted at the official exchange rate.

During the period between June 30, 2003 and the preparation date of this interim report, no events occurred which had a material effect on the net assets, financial position, or results of operations of the Group.

Basis of consolidation

In the period under review, the basis of consolidation consisted of the following fully consolidated German and foreign companies:

	Proportion of ordinary share capital held by the Group	
	Jun. 30, 03 [in %]	Dec. 31, 02 [in %]
REpower Espana S.L., La Coruña, (E)	100.00	100.00
Denker & Wulf AG	84.15	84.15
Regenerative Energiewandlung REW Wind Geschendorf GmbH & Co. KG	84.15	84.15
Regenerative Energiewandlung REW GmbH	84.15	84.15
Regenerative Energiewandlung REW Wind Westerau VI GmbH & Co. KG	73.71	73.71

The Spanish company REpower Espana S.L., which is based in La Coruna develops and markets wind turbines in Spain. Denker & Wulf AG develops wind farm projects. Regenerative Energiewandlung REW Wind Geschendorf GmbH & Co. KG and Regenerative Energiewandlung REW Wind Westerau VI GmbH & Co. KG are both wind turbine operating companies. Regenerative Energiewandlung REW GmbH is both a general partner of other wind farm companies as well as an operator of a wind turbine.

Equity-accounted investments

The following foreign associates are included in the interim financial statements for H1 2003 and were measured at equity for the first time as of the reporting date December 31, 2002:

	Proportion of ordinary share capital held by the Group	
	Jun. 30, 03 [in %]	Dec. 31, 02 [in %]
Les Vents de France S.A.S. (F)	50.00	50.00
Fermes Eoliennes de France S.A.S. (F)	50.00	50.00
Aioliki REpower A.E. (GR)	49.00	49.00
Notus Energy Pty. Ltd. (AUS)	50.00	50.00
REpower Wind Corp. (CAN)	50.00	50.00

These companies are marketing companies that develop REpower's markets outside Germany. Most of them started operating in fiscal 2002. The 50 percent equity interest in Les Vents de France was increased to around 80 percent; the final increase had not taken legal effect as of June 30.

Notes to the balance sheet

Total assets were down EUR 20,018 thousand as against the end of 2002. This development relates to current assets. Trade receivables dropped by EUR 50,588 thousand, whereas receivables from project companies declined by a further EUR 11,754 thousand. Cash and cash equivalents fell by EUR 11,032 thousand. Inventories, consisting of raw materials and supplies as well as wind turbines under development, increased by EUR 10,024 thousand as of the balance sheet date. In contrast, work in progress in accordance with IAS 11 (percentage of completion method) increased by EUR 29,490 thousand, as turbines have been produced in advance and stockpiled steadily for the strong H2 2003. These turbines will be billed in Q4. Noncurrent assets rose by EUR 3,046 thousand in the reporting period. Investments related to all German sites, and to investments in the MM 82 prototypes in Grevenbroich.

Equity fell by EUR 5,494 thousand as a result of the loss in H1 2003 and the dividend payment for 2002. The Company's liabilities consist of EUR 59,579 thousand in current liabilities and EUR 8,885 thousand in noncurrent liabilities. Current liabilities fell by EUR 16,281 thousand as of the reporting date. The EUR 14,403 thousand rise in current liabilities to banks is due to the clear drop in trade payables of EUR 10,849 thousand and a EUR 12,289 thousand reduction in income tax liabilities as a result of tax payments for previous fiscal years. On balance, provisions remained virtually unchanged. Noncurrent liabilities primarily decreased due to scheduled repayments of bank loans.

Notes to the income statement

Total revenue of EUR 78,414 thousand was generated from the sale of wind turbines and wind farms, and from service and license earnings in H1 2003. Compared with the prior-year period, total revenue increased by EUR 3,067 thousand in absolute figures. In relative terms, this corresponds to an increase of four percent. At the same time, a higher number of employees caused staff costs to rise to EUR 11,143 thousand (comparable period: EUR 7,847 thousand), while other operating expenses were kept down at EUR 8,343 thousand (comparable period: EUR 9,265 thousand). As a result of the high level of investments in the last six months, depreciation and amortization rose EUR 387 thousand as against the comparable period. These developments resulted in a six-month loss of EUR 2,239 thousand after taxes. Earnings per share were down to EUR -0.41 after EUR -0.15 in the comparable period.

Notes to the cash flow statement

The cash flow statement shows a high outflow of funds totaling EUR 25,435 thousand as of the balance sheet date, due to the increase in inventories and the reduction of trade payables. On the one hand, project postponements led to higher inventory levels, while on the other, REpower exploited all its options to reduce procurement and logistics costs. The Company was able to leverage opportunities for discounts and price cuts for suppliers by taking out low-interest, short-term loans. In the reporting period, this resulted in a positive financial result of EUR 156 thousand. At the same time, income tax liabilities for 2001 and 2002 declined considerably, by EUR 12,289 thousand. In contrast, the high level of trade receivables at the end of 2002 was reduced by EUR 50,588 thousand. Net cash used in investing activities of EUR 4,723 thousand primarily related to the Trampe site, and to a warehouse built in Husum. The MM 82 prototype is still reported under additions. The service and maintenance vehicle fleet was expanded.

The cash flow statement as of 30 June, 2003 has been compared with a cash flow statement as of the prior-year reporting date. The cash flow statement as of 30 June, 2002 reflects the cash flow between the half-yearly financial statements as of 30 June, 2002 and the consolidated financial statements as of December 31, 2001.

RE

REpower **Systems AG** · Alsterkrugchaussee 378 · D-22335 Hamburg
phone: +49 40 539307-0 · fax: +49 40 539307-77
e-mail: info@repower.de · internet: www.repower.de